[Dresser-Rand Group Inc. Letterhead]
May 25, 2010
VIA EDGAR
Ms. Mary Beth Breslin
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Dresser-Rand Group Inc.
Annual Report on Form 10-K
Filed February 25, 2010
File No. 001-32586
Dear Ms. Breslin:
     On behalf of Dresser-Rand Group Inc. (“we” or the “Company”), this responds to your letter of May 12, 2010. For ease of reference, the numbered paragraphs below correspond to the numbered comments in your letter, with your comments presented in bold followed by our related response.
Item 11. Executive Compensation, page 46
1.	We note that your Compensation Committee undertook a review of your compensation policies and practices as they relate to your risk management practices and risk-taking initiatives and to determine whether such policies and practices create risks that are reasonably likely to have a material adverse effect on the company. Please advise us of the conclusion reached as a result of the review and describe the process you undertook to reach that conclusion.
     For the 2010 Proxy Statement, the Company determined that disclosure in response to Item 402(s) of Regulation S-K was not required. In March 2010, the Compensation Committee convened a regularly scheduled meeting with other directors, members of management, members of the Company’s HR and Law departments, and representatives of the compensation consultant to discuss compensation issues. As part of this general meeting, members of the Compensation Committee asked questions and discussed whether the elements of the Company’s compensation program created risks that were reasonably likely to have a material adverse effect on the Company.
     At the meeting, the Company’s Director of Compensation presented to the Compensation Committee a detailed review of the potential enterprise risks implicated by various elements of the Company’s compensation program. The presentation included, without limitation, summaries of: (a) the total value of payments made in the prior year, (b) the rules for employee eligibility and the number of participating employees, (c) any financial metrics used to determine payment amounts, (d) the nature of risk management features tailored to the program, and (e) any changes the Compensation Committee had approved for 2010.

     After discussion with the meeting’s other attendees, the Compensation Committee deliberated, then concluded that any risks arising from the Company’s compensation policies and practices for its employees were not reasonably likely to have a material adverse effect on the Company.
     We will continue to monitor our compensation policies and practices as they relate to risk management to determine whether risks arising from our compensation policies and practices are reasonably likely to have a material adverse effect on the Company.
Definitive Proxy Statement on Schedule 14A
Potential Conflicts of Interest . . ., page 15
2.	In your future filings, as applicable, please disclose whether the decision to engage the compensation consultant or its affiliates for the additional services you mention was made or recommended by your management. See Item 407(e)(3)(iii) of Regulation S-K.
     With the statement, “During 2009, the Company decided to continue its engagement with Mercer and its MMC affiliates to provide other services unrelated to executive compensation, which have been approved by the Compensation Committee, [emphasis added]” we intended to convey that the decision had been made or recommended by management and approved by the Compensation Committee. However, in response to the Staff’s request, we confirm that in applicable future filings we will explicitly state, when required, whether the decision to engage a compensation consultant or its affiliates was made or recommended by the Company’s management.
Risk Management Oversight . . ., page 16
3.	We note the reference to the “leadership structure of the Board,” but it is unclear from your disclosure why the structure you mention is appropriate given your specific characteristics or circumstances, other than with respect to the board’s risk oversight function. See Item 407(h) of Regulation S-K. Please revise applicable future filings.
     In response to the Staff’s request, we confirm that in applicable future filings we will explicitly state why the Company has determined that the leadership structure of the Board is appropriate in light of circumstances that exist at that time.
* * * * *
     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
/s/ Mark E. Baldwin

Mark E. Baldwin Executive Vice President and Chief Financial Officer

cc:	Vincent R. Volpe, Dresser-Rand Group Inc. Beau Stark, Esq., Gibson, Dunn & Crutcher LLP

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